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                               HX INVESTORS, L.P.
                             100 JERICHO QUADRANGLE
                                    SUITE 214
                             JERICHO, NEW YORK 11753



                                                                   July 5, 2002

To our fellow Stockholders:

     We invite you to tender your shares of common stock of Shelbourne Properties I, Inc. for purchase by HX Investors, L.P. We are offering to purchase up to 251,785 shares at a price of $53.00 per share.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 12:00 Midnight Eastern time, on Friday, August 2, 2002, unless we extend it.

     We are making the offer to afford those stockholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The tender offer provides you with the opportunity to sell all or a portion of your shares at a price which is higher than the prevailing market prices for the shares immediately prior to the announcement of the offer and to do so with a number of shares of your choice, subject to the terms and conditions of the offer.

     If you have not previously exchanged your limited partnership units in Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "Partnership") for shares in the Company, you may still participate in the offer by following the instructions in the enclosed materials.

     Shelbourne's Board has approved the offer. Stockholders are urged to evaluate carefully all information in the Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender.

     If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                   Sincerely,

                                   HX INVESTORS, L.P.